UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

                                    FORM 3

                          OMB APROVAL
                          OMB NUMBER:  3235-0104
                          Expires: December 31, 2011
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                          hours per response........0.5

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

1. Name and Address of Reporting Person*

   Bass PLC
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     (Last)                         (First)                      (Middle)

   20 North Audley Street
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                                   (Street)

   London W1Y 1WE                United Kingdom
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     (City)                         (State)                           (Zip)


2.   Date of Event Requiring Statement (Month/Day/Year)

     02/28/00
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3.   IRS or Social Security Number of Reporting Person (Voluntary)


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4.   Issuer Name and Ticker or Trading Symbol

     Bristol Hotels & Resorts
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5.   Relationship of Reporting Person(s) to Issuer   (Check all applicable)

       Director                                          10% Owner
    ---                                               ---

       Officer (give title below)                      X Other (specify below)
    ---                                               ---
                       Signatory to Stockholder Agreement
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6.   If Amendment, Date of Original (Month/Day/Year)


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7.  Individual or Joint/Group Filing (Check Applicable Line)

    Form filed by One Reporting Person
----

 X  Form filed by More than One Reporting Person
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

             Table I -- Non-Derivative Securities Beneficially Owned


1.   Title of Security                            2. Amount of Securities     3. Ownership         4.   Nature of Indirect
     (Instr. 4)                                      Beneficially Owned          Form: Direct           Beneficial Ownership
                                                     (Instr. 4)                  (D) or Indirect        (Instr. 5)
                                                                                 (I)(Instr. 5)
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
Common Stock, par value $0.01                            1,713,629 shares             I            Held through an indirect
                                                                                                   wholly-owned subsidiary of
                                                                                                   Bass PLC



                                                                          (Over)
                                                                 SEC 1473 (7-97)

FORM 3 (contniued)

           Table II -- Derivative Securities Beneficially Owned
      (e.g., puts, calls, warrants, options, convertible securities)



1.   Title of Derivative           2. Date Exercisable          3.   Title and Amount of     4. Conver-    5. Owner-    6. Nature
     Security (Instr. 4)              and Expiration                 Securities Underlying      sion or       ship         of In-
                                      Date (Month/Day/Year)          Derivative Security        Exercise      Form of      direct
                                      -------------------------         (Instr. 4)              Price of      Deriv-       Bene-
                                      Date           Expira-       -------------------------    Derivative    ative        ficial
                                      Exer-          tion             Title           Amount    Security      Security:    Owner-
                                      cisable        Date                             or                      Direct       ship
                                                                                      Number                  (D) or      (Instr.
                                                                                      of                      Indirect     5)
                                                                                      Shares                  (I)
                                                                                                              (Instr.
                                                                                                              5)
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




Explanation of Responses:

In connection with a Merger Agreement (the "Merger Agreement"), dated February 28, 2000, by and among Bass PLC, BHR North America, Inc. (each a "Reporting Person", and collectively, the "Reporting Persons") and Bristol Hotels & Resorts (the "Issuer"), the Reporting Persons and United/Harvey Holdings, L.P. ("Holdings"), entered into a Stockholder Agreement, dated as of February 28, 2000 (the "Stockholder Agreement"). Pursuant to the Stockholder Agreement and subject to the terms thereof, Holdings has agreed to tender the shares of common stock, par value $0.01 per share, of the Issuer (the "Shares") owned by it in the tender offer made by BHR North America, Inc. for all of the issued and outstanding Shares of the Issuer and to vote such Shares in favor of the Merger Agreement at any meeting of the stockholders of the Issuer. Holdings has also granted BHR North America, Inc. a power of attorney to vote Holdings' Shares in connection with any vote of the stockholders of the Issuer relating to the Merger Agreement. As of February 28, 2000, Holdings owned 7,065,436 Shares, representing 37.3% of the issued and outstanding Shares on a fully diluted basis.

Other Reporting Persons:
BHR North America, Inc., Three Ravinia Drive, Atlanta, Georgia 30346


BASS PLC


By  /s/ David R. Smith                                        March 10, 2000
   -------------------------------                      ------------------------
   Name: David R. Smith
   Title: Attorney-in-Fact


BHR NORTH AMERICA, INC.

By  /s/ James L. Kacena                                       March 10,2000
   -------------------------------                      ------------------------
   Name: James L. Kacena
   Title: Vice President


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                                                                 SEC 1473 (7-97)